Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton files 2006 year end disclosure documents

    CALGARY, March 30 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) has filed with Canadian securities regulators its Annual Information
Form for the year ended December 31, 2006, which includes information related to Compton's reserve data and other oil and gas information required pursuant to National Instrument 51-101, and its 2006 Annual Report to Shareholders,
which includes audited financial statements and management's discussion and analysis.
    Compton has also filed with the U.S. Securities and Exchange Commission its Annual Report on Form 40-F for the year ended December 31, 2006, which includes audited annual financial statements and management's discussion and analysis.
    Copies of these documents are available free of charge on the Canadian
Securities Administrators' SEDAR website at www.sedar.com (for the Annual
Information Form and Annual Report), on the EDGAR section of the U.S.
Securities and Exchange Commission's website at www.sec.gov (for the Form
40-F), and on the Company's website www.comptonpetroleum.com, or on request by sending an email to investorinfo(at)comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO; N.G. Knecht, VP
Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:21e 30-MAR-07